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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 1, 2005

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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This Report on Form 6-K dated February 1, 2005 contains the quarterly report of Infineon Technologies AG for the Company’s first quarter of the 2005 financial year.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: February 1, 2005	By:	/s/ WOLFGANGZIEBART

Dr. Wolfgang Ziebart
Chairman, President and
Chief Executive Officer

	By:	/s/ PETERJ. FISCHL

Peter J. Fischl
Chief Financial Officer

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INFINEON TECHNOLOGIES AG

QUARTERLY REPORT
FOR THE THREE MONTHS ENDED
December 31, 2004

i

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OVERVIEW OF FINANCIAL RESULTS
First Quarter of the 2005 Financial Year
• First quarter revenues were Euro 1.82 billion, down 9 percent sequentially, reflecting reduced sales volumes in all segments.
•	Net income in the first quarter was Euro 142 million, up from net income of Euro 44 million sequentially; first quarter EBIT increased to Euro 211 million from Euro 113 million in the prior quarter. Results of both quarters were affected by non-recurring effects.

In the first quarter of financial year 2005, Infineon Technologies AG reported a sequential revenue decrease in each of its business segments. The company ended its first quarter of financial year 2005 with revenues of Euro 1,816 million, a decrease of 9 percent sequentially and an increase of 12 percent year-on-year. Sales volumes in the three logic segments declined sequentially mainly due to lower demand driven by inventory corrections by customers. Although bit production increased slightly in the Memory Products segment, overall sales volumes declined sequentially. The segment has increased inventory levels back to normal levels to serve customers more efficiently and flexibly in the future.

Excluding the impact of non-recurring license income of Euro 118 million resulting from the settlement with ProMOS in the first quarter of financial year 2005 and the impact of impairment and antitrust related charges of Euro 132 million in the fourth quarter of financial year 2004, EBIT declined sequentially in all segments except the Wireline Communications segment. The company’s sequential EBIT decrease was primarily driven by lower sales volumes, lower fab utilization in the Secure Mobile Solutions and Automotive & Industrial segments, and the decline of the US dollar in relation to the Euro.

Net income amounted to Euro 142 million in the first quarter of financial year 2005, compared to net income of Euro 44 million in the previous quarter and Euro 34 million in the same quarter last year. Net income was also positively impacted in the first quarter of financial year 2005 by non-recurring license income resulting from the settlement with ProMOS and was negatively impacted by impairment and antitrust related charges in the fourth quarter of financial year 2004.

Basic and diluted earnings per share increased to Euro 0.19 in the first quarter of financial year 2005, from Euro 0.06 in the previous quarter and Euro 0.05 year-on-year.

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Business Groups’ 2005 First Quarter Performance and Outlook

Effective January 1, 2005, Infineon has simplified its organization to create shorter and faster decision paths across the entire Company, a stronger customer orientation, as well as greater efficiency and flexibility. The Mobile and Wireline Communication segments have been combined in the new Communication business group to reflect market developments. At the same time, the security and chip card activities have been integrated into the extended business group Automotive, Industrial and Multi-Market. The Company will report its results of operations under this new organizational structure starting with the second quarter of the 2005 financial year.

Revenues

Segment revenue developments during the first quarter of the 2005 financial year as compared to the previous quarter and the first quarter of the 2004 financial year were as follows:

The Automotive & Industrial segment’s first quarter revenues totaled Euro 452 million, decreasing 10 percent sequentially and increasing 10 percent year-on-year. The sequential revenue decrease resulted primarily from reduced sales volumes due to softer demand, which forced the segment to correct inventories. Similarly, customer inventory corrections occurred in both the Automotive and the Industrial businesses.

Wireline Communications’ revenues decreased to Euro 106 million in the first quarter, down 7 percent from the previous quarter and down 1 percent year-on-year. The sequential revenue decline was mainly driven by lower sales of access products due to inventory corrections in the supply chain, especially in Asia.

Revenues in the Secure Mobile Solutions segment were Euro 439 million in the first quarter, decreasing 14 percent sequentially, and increasing 7 percent year-on-year. The sequential revenue decline was mainly driven by reduced volumes resulting from inventory corrections at customers.

The Memory Products segment’s first quarter revenues were Euro 766 million, a decrease of 5 percent sequentially and an increase of 19 percent compared to the first quarter of the last financial year. In addition to the effects of the sharp decline of the US dollar in relation to the Euro, the sequential revenue decrease resulted primarily from lower sales volumes compared to the previous quarter, with the segment’s inventory levels increasing as anticipated. Revenues during the first quarter included non-recurring license income of Euro 118 million resulting from the settlement with ProMOS.

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First quarter revenues in the Other Operating Segments were Euro 51 million, a decrease of 6 percent sequentially, and an increase of 9 percent year-on-year.

Revenues outside Europe constituted 62 percent of total revenues, slightly increasing from 61 percent in the previous quarter. Sales in North America accounted for 19 percent of total revenues in the first quarter, down sequentially from 21 percent, whereas sales in the Asian market represented 41 percent of total revenues, increasing from 38 percent in the previous quarter.

Earnings

EBIT developments during the first quarter of the 2005 financial year as compared to the previous quarter and the first quarter of the 2004 financial year were as follows:

The Automotive & Industrial segment’s first quarter EBIT decreased to Euro 50 million from Euro 76 million in the previous quarter, but increased from Euro 47 year-on-year. The sequential EBIT decline resulted from lower sales volumes and increased idle capacity costs. As the Company actively reduced inventory levels, production and fab utilization decreased more strongly than sales volumes, resulting in margin pressure.

The Wireline Communications’ EBIT loss decreased to Euro 29 million, from a loss of Euro 110 million in the previous quarter, but increased from a loss of Euro 15 million year-on-year. The EBIT loss decreased sequentially, primarily due to continuing cost reductions and the non-recurrence of impairment charges of Euro 80 million in the fourth quarter of financial year 2004.

Secure Mobile Solutions’ EBIT decreased to Euro 2 million, from Euro 44 million in the previous quarter and Euro 14 million year-on-year. The sequential EBIT decrease was primarily caused by increased idle capacity costs due to lower manufacturing utilization, reduced sales volumes, and increased pricing pressure.

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The Memory Products segment’s EBIT amounted to Euro 196 million, up from Euro 149 million in the previous quarter and Euro 57 million on a year-on-year basis. EBIT in the first quarter included non-recurring license income of Euro 118 million resulting from the settlement with ProMOS. EBIT of the previous quarter included an accrual of Euro 18 million in connection with DRAM antitrust investigations. Excluding these amounts, EBIT declined sequentially, primarily due to the sequential revenue decrease and partly due to the weaker US dollar in relation to the Euro.

Other Operating Segments’ EBIT amounted to Euro 2 million, compared to a loss of Euro 30 million in the previous quarter, and a loss of Euro 5 million in the first quarter of financial year 2004. The significant EBIT improvement in the first quarter of financial year 2005 compared to the previous quarter was mainly due to impairment charges for the company’s venture capital activities included in the fourth quarter of financial year 2004 that did not recur in the first quarter of financial year 2005.

In Corporate and Reconciliation, EBIT in the first quarter was a loss of Euro 10 million, compared to a loss of Euro 16 million in the prior quarter, and a loss of Euro 28 million in the first quarter of fiscal year 2004. The sequential EBIT increase was mainly due to license expenses included in the fourth quarter of financial year 2004 that did not recur in the first quarter of financial year 2005.

Expenses

Expenditures for Research and Development in the first quarter totaled Euro 329 million, slightly decreasing sequentially from Euro 331 million. As a percentage of revenues, research and development expenses slightly increased sequentially to 18 percent of revenues from 17 percent of revenues.

Expenses for SG&A (Selling, General & Administrative) in the first quarter decreased sequentially to Euro 162 million, from Euro 174 million, but remained consistent as a percentage of revenues at 9 percent of revenues each quarter.

Liquidity

Free cash flow, representing cash flow from operating and investing activities excluding purchases or sales of marketable securities, significantly decreased in the first quarter of financial year 2005 to a net outflow of Euro 57 million from a net inflow of Euro 70 million in the previous quarter. The primary reason for the decrease was lower cash flow from operations, which decreased from Euro 568 million in the previous quarter to Euro 423 million in the first quarter of financial year 2005, primarily as a result of an increase in inventories and reductions in accrued and other current liabilities.

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Group Structure

In April 2004, the Company had agreed to sell its fiber optics business of the Wireline Communications segment to U.S.-based Finisar Corporation. On January 11, 2005, the Company decided to terminate the agreement with Finisar Corporation. On January 25, 2005, Finisar and Infineon entered into a new agreement under which Finisar will only acquire certain assets of the Infineon fiber optics business (see Note 22 to the Unaudited Condensed Consolidated Financial Statements).

During December of 2004, Saifun Semiconductors and Infineon modified their cooperation agreement. As a consequence, Infineon acquired Saifun’s 30 percent share in the Infineon Technologies Flash joint venture and was granted a license for the use of Saifun NROM® technology. Infineon has sole ownership and responsibility for the business and will start to account for its entire financial results effective January 1, 2005.

To focus on the core business, in the first quarter of financial year 2005 Infineon agreed to sell its venture capital activities to Cipio Partners, a venture capital company. The transaction is expected to close during the second quarter, with an approximate gain before tax of Euro 17 million.

Outlook for the Second Quarter of Financial Year 2005

Based on the ordering behavior of Infineon’s customers and forecasts of market research institutes, Infineon anticipates a continued slowdown in demand in the overall worldwide semiconductor market during the second quarter of financial year 2005. Due to seasonal effects, pricing pressure in all of the Company’s application segments, and a further decline in demand as customers continue to adjust inventory, the Company expects revenues and earnings in the current quarter to decline further.

In the automotive industry, the Company sees no major market changes in the worldwide demand for semiconductors. Due to seasonal effects, the Company expects a weaker development in its industrial business. Since most of the segment’s necessary inventory reductions have been completed, the Company expects no further deterioration in fab utilization in the Automotive & Industrial segment. Overall, the Company anticipates revenues in the second quarter of financial year 2005 to increase slightly. However, earnings are expected to decrease slightly due to the annual price reductions in the automotive business.

Despite ongoing pricing pressure, slightly decreasing inventory levels at customers, and declining demand in traditional telecom, the Company expects revenues and operating losses in the second quarter of financial year 2005 to remain stable in its Wireline Communications segment. In addition, the Company is currently in the process of evaluating the impact that the agreement with Finisar Corporation and the related planned restructuring of the Fiber Optics business will have on the financial position and results of operations of the Company in future periods.

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Due to the usual seasonal slowdown of the mobile phone market in the first quarter of the calendar year in combination with lower orders compared to the first quarter of last financial year, the Company anticipates a continuing weak development of sales volumes in the Secure Mobile Solutions segment in the second quarter of financial year 2005. Because of the anticipated continuing pricing pressure and lower sales volumes, the Company expects a further decrease in revenues exceeding the decline of the prior quarter. The Company intends to reduce inventories during the second quarter by further reducing production volumes. Average capacity utilization will continue to decline and is anticipated to result in a significantly stronger decline of EBIT margin than in the previous quarter.

In its Memory Products segment, the Company expects a seasonal reduction in DRAM prices during the second quarter of financial year 2005. Bit production is expected to increase based on additional volumes from the Inotera joint venture. In addition, the Company anticipates an increase in the number of chips sourced from its foundry partners. The Company will continue to focus on the reduction of cost per produced bit and the extension of its product portfolio with higher margin products.

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Infineon Technologies AG and Subsidiaries
 Condensed Consolidated Statements of Earnings (Unaudited)
For the three months ended December 31, 2003 and 2004
(in millions, except for per share data)

	December 31,	December 31,	December 31,
	2003	2004	2004

	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	1,363	1,535	2,079
Related parties	260	281	380

Total net sales	1,623	1,816	2,459

Cost of goods sold	1,105	1,115	1,510

Gross profit	518	701	949

Research and development expenses	276	329	445
Selling, general and administrative expenses	174	162	219
Restructuring charges	2	2	3
Other operating income, net	(2)	(6)	(8)

Operating income	68	214	290

Interest (expense) income, net	(23)	5	7
Equity in (losses) earnings of associated companies	(1)	1	1
Other non-operating income (expense), net	1	(10)	(14)
Minority interests	2	6	8

Income before income taxes	47	216	292

Income tax expense	(13)	(74)	(100)

Net income	34	142	192

Basic and diluted earnings per share	0.05	0.19	0.26

See accompanying notes to the unaudited condensed consolidated financial statements.

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Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets
September 30, 2004 and December 31, 2004

	September 30,	December 31,	December 31,
	2004	2004	2004

	(€ millions)	(€ millions)	($ millions)
		(Unaudited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	608	957	1,296
Marketable securities	1,938	1,572	2,128
Trade accounts receivable, net	1,056	900	1,218
Inventories	960	1,029	1,393
Deferred income taxes	140	140	190
Other current assets	590	634	858

Total current assets	5,292	5,232	7,083

Property, plant and equipment, net	3,587	3,649	4,940
Long-term investments, net	708	735	995
Restricted cash	109	107	145
Deferred income taxes	541	493	667
Other assets	627	626	848

Total assets	10,864	10,842	14,678

Liabilities and shareholders' equity:
Current liabilities:
Short-term debt and current maturities	571	551	746
Trade accounts payable	1,098	1,065	1,442
Accrued liabilities	555	529	716
Deferred income taxes	16	13	18
Other current liabilities	630	522	706

Total current liabilities	2,870	2,680	3,628

Long-term debt	1,427	1,487	2,013
Deferred income taxes	21	26	35
Other liabilities	568	570	772

Total liabilities	4,886	4,763	6,448

Shareholders' equity:
Ordinary share capital	1,495	1,495	2,024
Additional paid-in capital	5,800	5,800	7,852
Accumulated deficit	(1,200)	(1,058)	(1,432)
Accumulated other comprehensive loss	(117)	(158)	(214)

Total shareholders' equity	5,978	6,079	8,230

Total liabilities and shareholders' equity	10,864	10,842	14,678

See accompanying notes to the unaudited condensed consolidated financial statements.

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Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Shareholders' Equity (Unaudited)
for the three months ended December 31, 2003 and 2004
(inmillions, except for share data)

					Foreign	Additional	Unrealized	Unrealized
	Issued		Additional		currency	minimum	gain/(loss)	gain/(loss) on
	Ordinary shares		paid-in	Accumulated	translation	pension	on	cash flow
	Shares	Amount	capital	deficit	adjustment	liability	securities	hedge	Total

Balance as of October 1, 2003	720,880,604	1,442	5,573	(1,261)	(81)	(18)	11	-	5,666

Net income	-	-	-	34	-	-	-	-	34
Other comprehensive loss	-	-	-	-	(38)	-	(8)	-	(46)

Total comprehensive loss									(12)

Deferred compensation, net	-	-	1	-	-	-	-	-	1

Balance as of December 31, 2003	720,880,604	1,442	5,574	(1,227)	(119)	(18)	3	-	5,655

Balance as of October 1, 2004	747,559,859	1,495	5,800	(1,200)	(122)	-	4	1	5,978

Net income	-	-	-	142	-	-	-	-	142
Other comprehensive (loss) income	-	-	-	-	(36)	-	3	(8)	(41)

Total comprehensive income									101

Issuance of ordinary shares:
Exercise of stock options	3,500	-	-	-	-	-	-	-	-

Balance as of December 31, 2004	747,563,359	1,495	5,800	(1,058)	(158)	-	7	(7)	6,079

See accompanying notes to the unaudited condensed consolidated financial statements.

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Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the three months ended December 31, 2003 and 2004

	December 31,	December 31,	December 31,
	2003	2004	2004

	(€ millions)	(€ millions)	($ millions)

Net income	34	142	192

Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	328	334	452
Deferred compensation	1	-	-
Provision for (recovery of) doubtful accounts	2	(1)	(1)
Gain on sale of marketable securities	(3)	(1)	(1)
Loss on sale of businesses	1	-	-
Loss (gain) on disposal of property, plant, and equipment	1	(8)	(11)
Equity in losses (earnings) of associated companies	1	(1)	(1)
Minority interests	(2)	(5)	(7)
Impairment charges	5	-	-
Deferred income taxes	-	54	73
Changes in operating assets and liabilities:			-
Trade accounts receivable	(35)	132	179
Inventories	10	(73)	(99)
Other current assets	(51)	37	50
Trade accounts payable	(53)	(20)	(27)
Accrued liabilities	15	(72)	(97)
Other current liabilities	74	(70)	(95)
Other assets and liabilities	(8)	(25)	(34)

Net cash provided by operating activities	320	423	573

Cash flows from investing activities:
Purchases of marketable securities available for sale	(832)	(929)	(1,259)
Proceeds from sale of marketable securities available for sale	432	1,299	1,759
Proceeds from sale of businesses	1	25	34
Investment in associated and related companies	(133)	(87)	(118)
Dividends received from equity investments	-	25	34
Purchases of intangible assets	(37)	(14)	(19)
Purchases of property, plant and equipment	(216)	(456)	(617)
Proceeds from sales of property, plant and equipment	2	27	37

Net cash used in investing activities	(783)	(110)	(149)

Cash flows from financing activities:
Net change in short-term debt	(5)	(13)	(18)
Net change in related party financial receivables and payables	69	(5)	(7)
Proceeds from issuance of long-term debt	-	63	86
Principal repayments of long-term debt	(7)	(2)	(3)
Change in restricted cash	2	-	-
Proceeds from issuance of shares to minority interest	28	-	-

Net cash provided by financing activities	87	43	58

Effect of foreign exchange rate changes on cash and cash equivalents	(8)	(7)	(9)
Net (decrease) increase in cash and cash equivalents	(384)	349	473
Cash and cash equivalents at beginning of period	969	608	823

Cash and cash equivalents at end of period	585	957	1,296

See accompanying notes to the unaudited condensed consolidated financial statements.

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Basis of Presentation

     The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or “the Company”) as of and for the three months ended December 31, 2003 and 2004, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2004. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2004 (see note 2).

     The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

     All amounts herein are shown in millions of euro (“€”) other than percentages, shares, per share amounts or where otherwise stated. The accompanying condensed consolidated balance sheet as of December 31, 2004 and the condensed consolidated statements of earnings and cash flows for the three months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of one euro = $1.3538, the U.S. Federal Reserve noon buying rate on December 31, 2004.

2.	Recent Accounting Pronouncements

     In June 2004, Emerging Issues Task Force (“EITF”) No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” was issued which includes new guidance for evaluating and recording other than temporary impairment losses on debt and equity securities accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and cost method investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the Financial Accounting Standards Board (“FASB”) has directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF No. 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company does not expect the adoption of EITF No. 03-1 to have a material impact on its consolidated financial position or results of operations.

     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No.43, Chapter 4”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for the Company’s financial year beginning October 1, 2005. The Company is currently evaluating the impact that SFAS 151 will have on its consolidated financial position and results of operations.

     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29,” which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company is required to adopt SFAS No. 153 for nonmonetary asset exchanges occurring on or after July 1, 2005 and its adoption is not expected to have a significant impact on the Company's consolidated financial position and results of operations.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payments” SFAS No. 123 (revised 2004) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously available under Accounting Principles Board (“APB”) No. 25 and is effective for the Company beginning in its fourth quarter of the 2005 financial year. The adoption of SFAS No. 123 (revised 2004) is not expected to have a significant effect on the Company’s consolidated financial position or cash flows but is expected to have an adverse effect on its results of operations, the exact amount of which is not currently determinable.

3.	Acquisitions

     During December 2004, Saifun Semiconductors Ltd (“Saifun”) and Infineon modified their cooperation agreement. As a consequence, Infineon acquired Saifun’s 30 percent share in the Infineon Technologies Flash joint venture and was granted a license for the use of Saifun NROM® technology. Infineon has sole ownership and responsibility for the business and will start to account for its entire financial results effective January 1, 2005 (see note 13).

4.	Divestitures

     On April 29, 2004, the Company entered into an agreement with Finisar Corporation (“Finisar”) to sell the fiber optics business. The agreement was amended on October 11, 2004, pursuant to which the Company would receive 110 million shares in Finisar (valued at €115 on that date) in exchange for its fiber optics business and financial assistance with restructuring measures to be taken in future periods. The final number of Finisar shares that the Company would receive would have been subject to adjustment for changes in working capital of the fiber optics business. Additionally, the agreement contained a three-year non-compete clause and limited the aggregate indemnification liability to 20% of the consideration paid by Finisar. The purchase agreement would be terminated by mutual consent if the transaction were not to be consummated by March 31, 2005 (see note 22).

     On December 23, 2004 the Company agreed to sell its venture capital activities to Cipio Partners, a venture capital company. The transaction is expected to close during the second quarter of financial year 2005, with an approximate gain before tax of €17.

     At September 30, and December 31, 2004, other current assets and other current liabilities include assets and related liabilities held for sale relating to the Company‘s fiber optics business (part of the Wireline Communications segment). As of December 31, 2004, other current assets include assets held for sale relating to the Infineon Ventures business. No gain or loss has been recognized on these classifications. The assets of the Company’s fiber optics business include land, buildings and equipment associated with the production facilities located in Germany and the Czech Republic and are included in other current assets in the accompanying condensed consolidated financial statements. Related liabilities are included in other current liabilities in the accompanying condensed consolidated financial statements. The assets of the Infineon Ventures business include long-term investments and are included in other current assets in the accompanying condensed consolidated financial statements. Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long- Lived Assets”, the recognition of depreciation expense ceased as of March 31, 2004 and December 31, 2004, for the Company’s fiber optics and Infineon Ventures business, respectively. The Company performed impairment assessments and concluded that no impairments were necessary.

     Summarized balance sheet information for the fiber optics and Infineon Ventures businesses is set forth below:

	September 30,	December 31,
	2004(1)	2004

Current assets	47	40
Non-current assets	41	72

Total assets held for sale	88	112

Current liabilities	23	20
Non-current liabilities	8	6

Total liabilities related to assets held for sale	31	26

(1)  includes only assets and liabilities held for sale related to the Company’s fiber optics business

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

5.	License Income

     On November 10, 2004, the Company and ProMOS reached an agreement regarding ProMOS‘ license of the Company‘s previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. The Company will have no continuing future involvement with the licensing of these products to ProMOS. As full consideration, ProMOS agreed to pay the Company $156 million in four instalments through April 30, 2006, against which the Company‘s accrued payable for DRAM products from ProMOS of $36 million is to be offset. As of December 31, 2004 the first instalment aggregating to $70 million was received by the Company. The parties have agreed to withdraw their respective claims, including arbitration. The present value of the settlement amounted to €118 and was recognized as license income during the three months ending December 31, 2004 (see note 20).

6.	Restructuring

     During the three months ended December 31, 2004, the Company continued to take restructuring measures aimed at improving operational efficiencies and reducing costs, which amounted to €2.

     The development of the restructuring liability during the three months ended December 31, 2004, is as follows:

	September 30,			December 31,
	2004			2004
		Restructuring
	Liabilities	charge	Payments	Liabilities

Employee terminations	10	—	(2)	8
Other exit costs	6	2	(1)	7

Total	16	2	(3)	15

7.	Income Taxes

     Income tax expense for the three months ended December 31, 2003 and 2004 is as follows:

	Three months ended
	December 31,

	2003	2004

Current taxes:
Germany	3	19
Foreign	10	2

	13	21
Deferred taxes:
Germany	(3)	40
Foreign	3	13

	—	53

Income tax expense	13	74

     At December 31, 2004, the Company had tax loss carry-forwards of €1,765 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,226), and tax credit carry-forwards of €92. Such tax loss and credit carry-forwards are mainly from German operations, are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for under the flow-through method when the individual legal entity is entitled to the claim.

     Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company‘s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration.

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of December 31, 2004, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

8.	Earnings Per Share

     Basic earnings per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

     The computation of basic and diluted EPS for the three months ended December 31, 2003 and 2004, is as follows (shares in million):

	Three months ended
	December 31,

	2003	2004

Numerator:
Net income	34	142
Denominator:
Weighted-average shares outstanding-basic	720.9	747.6
Effect of dilutive instruments	12.3	0.1

Weighted-average shares outstanding-diluted	733.2	747.7

Earnings per share (in euro):
Basic and diluted	0.05	0.19

     The weighted average of potentially dilutive instruments that were excluded from the diluted earnings per share computations, because the exercise price was greater than the average market price of the common shares during the period or were otherwise not dilutive include 32.8 million and 37.9 million of employee stock options at December 31, 2003 and 2004, respectively. Additionally, 96.7 million and 86.5 million shares of common stock issuable upon the conversion of the subordinated convertible notes at December 31, 2003 and 2004, respectively, were not included in the computation of diluted earnings per share as their impact would have been antidilutive.

9.	Trade Accounts Receivable, net

Trade accounts receivable, net at September 30, and December 31, 2004 consist of the following:

	September 30,	December 31,
	2004	2004

Third party – trade	879	670
Siemens group - trade (note 17)	206	261
Associated and Related Companies - trade (note 17)	12	8

Trade accounts receivable, gross	1,097	939
Allowance for doubtful accounts	(41)	(39)

Trade accounts receivable, net	1,056	900

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

10.	Inventories

Inventories at September 30, and December 31, 2004 consist of the following:

	September 30,	December 31,
	2004	2004

Raw materials and supplies	84	90
Work-in-process	560	540
Finished goods	316	399

Inventories	960	1,029

11.	Long-term Investments, net

     On November 13, 2002, the Company entered into agreements with Nanya Technology Corporation (“Nanya”) relating to a strategic cooperation in the development of DRAM products and the foundation of a 50:50 joint venture (Inotera Memories Inc. joint venture (“Inotera”), directly and indirectly through the Company‘s investment in Hwa-Ken Investment Inc.) to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to the agreements, the Company and Nanya are developing advanced 90-nanometer and 70-nanometer technology, the cost of which will be borne two-thirds by the Company and one-third by Nanya. The new 300-millimeter manufacturing facility will be funded by Inotera and employ the technology developed under the aforementioned agreements to manufacture DRAM products and its capacity is anticipated to be completed in two phases. During the year ended September 30, 2004 Inotera completed the construction and started mass production. The second phase is anticipated to be completed in the 2006 financial year. The joint venture partners are obligated to each purchase one-half of the facility‘s production based, in part, on market prices.

     The Company invested €342 in Inotera during the year ended September 30, 2004. During the three months ended December 31, 2004, the Company invested an additional €83 in Inotera. The investment includes interest capitalization of €7 during the year ended September 30, 2004. At December 31, 2004, the Company’s direct and indirect ownership interest in Inotera was 46%.

12.	Trade Accounts Payable

     Trade accounts payable at September 30, and December 31, 2004 consist of the following:

	September 30,	December 31,
	2004	2004

Third party – trade	969	950
Siemens group - trade (note 17)	61	49
Associated and Related Companies - trade (note 17)	68	66

Trade accounts payable	1,098	1,065

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

13.	Debt

Debt at September 30, and December 31, 2004 consists of the following:

	September 30,	December 31,
	2004	2004

Short-term debt:
Loans payable to banks, weighted average rate 2.25%	53	53
Loans payable, weighted average rate 4.5%	18	—
Current portion of long-term debt	498	498
Capital lease obligations	2	—

Total short-term debt and current maturities	571	551

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	636	636
Convertible subordinated notes, 5.0%, due 2010	688	689
Loans payable to banks:
Unsecured term loans, weighted average rate 2.53%, due
2006-2010	69	128
Secured term loans, weighted average rate 1.5%, due 2006-
2010	7	9
Notes payable to governmental entity, rate 1.73%, due 2027	27	25

Total long-term debt	1,427	1,487

     The loans payable representing working capital advances to the Company’s flash memory subsidiaries in the amount of €18 as of on September 30, 2004 have been waived as a result of the acquisition of the minority interest in the Company’s Flash joint Venture during the three months ended December 31, 2004 (see note 3).

     Included in unsecured term loans are a €50 and €8 credit facility relating to the expansion of the competence center for power semiconductors in Villach, which were drawn during the three months ended December 31, 2004.

     The Company has established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes.

			As of December 31, 2004

	Nature of financial
	Institution	Purpose/	Aggregate
Term	Commitment	intended use	facility	Drawn	Available

short-term	firm commitment	working capital,
		guarantees, cash
		management	137	53	84
short-term	no firm commitment	working capital	266	—	266
long-term	firm commitment	working capital	694	—	694
long-term(1)	firm commitment	Project finance	660	660	—

			1,757	713	1,044

(1) Including current maturities.

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

14.	Stock-based Compensation

     Stock Option Plans
     A summary of the Company’s stock option plans as of December 31, 2003 and 2004, respectively, and changes during the three month periods then ended is presented below (options in million, exercise prices in Euro):

	Three months ended December 31,

	2003		2004

		Weighted-		Weighted-
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Outstanding at
beginning of period	29.9	€25.56	36.0	€22.59
Granted	7.7	€12.39	6.3	€9.18
Exercised	—	—	—	—
Forfeited and expired	(0.1)	€29.96	(0.5)	€30.85

Outstanding at
end of period	37.5	€22.83	41.8	€20.48

Exercisable at
end of period	13.1	€41.74	19.7	€30.51

     The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

	Outstanding			Exercisable

		Weighted-
		average	Weighted-		Weighted-
Range of exercise prices		remaining	average		average
	Number of	life	exercise	Number of	exercise
	options	(in years)	price	options	price

€5 - €10	16.7	5.66	€9.02	5.0	€8.96
€10 - €15	9.2	5.73	€12.41	0.7	€12.58
€15 - €20	0.2	4.58	€15.75	0.1	€15.75
€20 - €25	6.9	3.93	€23.70	5.1	€23.70
€25 - €30	0.1	3.78	€27.39	0.1	€27.43
€40 - €45	4.3	2.21	€42.03	4.3	€42.03
€50 - €55	0.1	3.25	€53.26	0.1	€53.26
€55 - €60	4.3	2.91	€55.18	4.3	€55.18

Total	41.8	4.74	€20.48	19.7	€30.51

Fair value disclosures
     The Company applies APB Opinion 25 and its related interpretations to account for stock-based compensation. SFAS No. 123 establishes an alternative to determine compensation expense based on the fair value of the stock options at the grant date calculated through the use of stock option pricing models. Stock option pricing models were developed to estimate the fair value of freely tradable, fully transferable stock options without vesting restrictions, which differ significantly from the stock options granted to the Company‘s employees with their exercise restrictions. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company estimated the fair value of each stock option grant at the date of grant using a Black-Scholes option-pricing model based on a single-option valuation approach with forfeitures recognized as they occur. The following weighted-average assumptions were used for grants for the three months ended December 31:

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

	Three months ended
	December 31,

	2003	2004

Weighted-average assumptions:
Risk-free interest rate	3.69%	3.03%
Expected volatility	60%	59%
Dividend yield	0%	0%
Expected life in years	4.50	4.50

Weighted-average fair value per option at grant date in euro	€5.92	€4.07

     If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income and earnings per share would have been reduced to the pro forma amounts indicated below, pursuant to the provision of SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure”:

	Three months ended
	December 31,

	2003	2004

Net income:
As reported	34	142
Deduct: Stock-based employee compensation expense
included in reported net income	1	—
Add: Total stock-based employee compensation expense
determined under fair value based method for all awards	(12)	(11)

Pro forma	23	131

Basic and diluted earnings per share in euro:
As reported	€0.05	€0.19
Pro forma	€0.03	€0.17

15.	Other Comprehensive Loss

     The changes in the components of other comprehensive loss for the three months ended December 31, 2003 and 2004 are as follows:

	Three months ended
	December 31,

	2003	2004

Unrealized gain on securities
Unrealized holding gains	3	7
Reclassification adjustment for losses included in net income	(11)	(4)

Net unrealized (losses) gains	(8)	3
Unrealized losses on cash flow hedges	—	(8)
Foreign currency translation adjustment	(38)	(36)

Other comprehensive loss	(46)	(41)
Accumulated other comprehensive loss - beginning of period	(88)	(117)

Accumulated other comprehensive loss – end of period	(134)	(158)

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

16.	Supplemental Cash Flow Information

	Three months ended
	December 31,

	2003	2004

Cash paid for:
Interest	21	24
Income taxes	18	11

17.	Related Parties

     The Company has transactions in the normal course of business with Siemens group companies (“Siemens”) and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products, to Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

     Related Party receivables at September 30, and December 31, 2004 consist of the following:

	September 30,	December 31,
	2004	2004

Current:
Siemens group – trade	206	261
Associated and Related Companies - trade	12	8
Siemens group - financial and other	18	18
Associated and Related Companies - financial and other	49	54
Employee receivables	9	6

	294	347

Non-current:
Associated and Related Companies - financial and other	10	10
Employee receivables	2	2

	12	12

Total Related Party receivables	306	359

Related Party payables at September 30, and December 31, 2004 consist of the following:
	September 30,	December 31,
	2004	2004

Siemens group - trade	61	49
Associated and Related Companies - trade	68	66
Associated and Related Companies - financial and other	2	2

Total Related Party payables	131	117

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

     Transactions with Related Parties for the three months ended December 31, 2003 and 2004 are as follows:

	Three months ended
	December 31,

	2003	2004

Sales to Related Parties
Siemens group companies	247	269
Associated and Related Companies	13	12

Total sales to Related Parties	260	281

Purchases from Related Parties:
Siemens group companies	90	50
Associated and Related Companies	87	146

Total purchases from Related Parties	177	196

18.	Pension Plans

     Information with respect to the Company’s pension plans for the three months ended December 31, 2003 and 2004, respectively, is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

     The components of net periodic pension cost for the three months ended December 31, 2003 and 2004, respectively are as follows:

	Three months ended December 31, 2003		Three months ended December 31, 2004

	Domestic plans	Foreign plans	Domestic plans	Foreign plans

Service cost	(3)	(2)	(4)	(2)
Interest cost	(3)	(1)	(4)	(1)
Expected return on plan assets	2	1	3	1
Amortization of unrecognized actuarial losses	(1)	—	(1)	—

Net periodic pension cost	(5)	(2)	(6)	(2)

19.	Financial Instruments

     The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the Company‘s market risk of interest rate and exchange rate fluctuations to its foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

     The euro equivalent notional amounts in millions and fair values of the Company‘s derivative instruments as of September 30, and December 31, 2004 are as follows:

	September 30,		December 31,
	2004		2004

	Notional	Fair	Notional	Fair
	amount	value	amount	value

Forward contracts sold:
U.S. dollar	371	8	476	30
Japanese yen	4	—	10	—

Forward contracts purchased:
U.S. dollar	56	(1)	92	(7)
Japanese yen	55	—	53	(1)
Singapore dollar	29	—	22	(1)
Great Britain pound	4	—	4	—
Other currencies	5	—	22	—

Currency Options sold:
U.S. dollar	520	(16)	903	(31)

Currency Options purchased:
U.S. dollar	514	9	863	26

Cross currency interest rate swaps:
U.S. dollar	406	60	406	89

Interest rate swap:	1,442	29	1,442	49

Fair value, net		89		154

     At September 30 and December 31, 2004, all derivative financial instruments are recorded at fair value. Foreign exchange losses for the three months ended December 31, 2003 and 2004 were €6 and €5, respectively.

20. Commitments and Contingencies

   Litigation
     In August 2000, Rambus Inc. (“Rambus”) filed separate actions against the Company in the U.S. and Germany. Rambus alleges that the Company‘s SDRAM and DDR DRAM products infringe patents owned by Rambus.

     In May 2001, the U.S. District Court for the Eastern District of Virginia (the “District Court”) dismissed all 57 of Rambus‘ patent infringement claims against the Company. In addition, the court found that Rambus committed fraud by its conduct in the JEDEC standard setting organization and awarded damages to the Company. In January 2003 the U.S. Court of Appeals for the Federal Circuit (“CAFC”) revised the District Court‘s claim construction on 4 claim terms, and remanded the infringement case back to the District Court for a jury trial. The CAFC also reversed the District Court‘s finding that Rambus had committed fraud by its conduct in JEDEC. The Company appealed the CAFC‘s decision unsuccessfully to the U.S. Supreme Court. On January 8, 2004 the District Court ruled that Rambus‘ infringement case would be limited to four patent claims and would not permit Rambus to assert a variety of related claims. From February 18, 2004 through August 26, 2004 the parties filed a series of related motions and petitions to the District Court. The District Court has scheduled a trial date for February 22, 2005. The Company believes it has meritorious defenses to the allegations of infringement, and meritorious counterclaims against Rambus that would bar enforcement of the patents.

     Proceedings in the German court began in December 2000 and are still active. An expert report commissioned by the court was rendered in May 2002 but the court has not made a decision on the basis of this report. In September 2002, the European Patent Office (EPO) declared that the

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Rambus patent had been unduly broadened. Rambus appealed the EPO‘s declaration, and the EPO ruled at a hearing in February 2004 that Rambus‘ patent was invalid and revoked it. In June 2004 Rambus brought two new patents to the litigation. These patents will be handled by the court in a separate case. In January 2005 the EPO declared one of these two patents invalid. Rambus, however, has the possibility to appeal. The Company believes it has meritorious defenses to these allegations of infringement.

     SDRAM and DDR DRAM products incorporating the technology that is the subject of the Rambus claims currently constitute substantially all of the products of the Company‘s Memory Products segment. This segment contributed net sales of €2,926 and earnings before interest and taxes of €169 during the year ended September 30, 2004. If the Company were to be enjoined from producing SDRAM and DDR DRAM products, its financial position and results of operations would be materially and adversely affected, since the Company would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees.

     The Company currently holds a license under certain RDRAM technology from Rambus, which is not in dispute in the proceedings described above.

     On May 5, 2004, Rambus filed a complaint in a California state court against the Company and its U.S. subsidiary, as well as Siemens, Micron Technology Inc. and Hynix Semiconductor Inc., alleging that these DRAM manufacturers had conspired to restrict output and fix prices of Rambus DRAM (“RDRAM”) in order to prevent widespread adoption of RDRAM as “main memory” for PCs and to monopolize the worldwide DRAM market. Rambus claims lost royalties of at least one billion dollars and seeks treble damages as well as punitive damages. Based on the allegation raised at the California state court Rambus also filed a complaint against the Company, as well as Siemens, Micron Technology Inc. and Hynix Semiconductor Inc. at the European Commission on June 18, 2004. On September 28, 2004 the Company requested that the European Commission reject this complaint. The Company plans to vigorously defend against Rambus‘ claims.

     On September 15, 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count related to the pricing of DRAM products between July 1, 1999 and June 15, 2002. Under the terms of the agreement, the Company agreed to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual instalments through 2009. On October 25, 2004 the plea agreement was accepted by the U.S. District Court for the Northern District of California. The matter has been therefore fully resolved between the Company and the DOJ, subject to the Company‘s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The wrongdoing charged by the DOJ was limited to six OEM customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these customers and is negotiating a settlement with the remaining customer.

     Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against Infineon, its U.S. subsidiary and other DRAM suppliers. Sixteen cases were filed between June 2002 and September 2002 in the following federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period commencing on or after October 1, 2001. The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys‘ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation held a hearing and subsequently ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated or consolidated pretrial proceedings as part of a Multi-District Litigation (the “MDL”). In December 2004, with the permission of the U.S. District Court for the Northern District of California, the plaintiffs filed an amended complaint alleging that the unlawful conduct commenced on approximately July 1, 1999 and continued through at least June 30, 2002.

     Forty additional cases were filed between August 2, 2002 and December 17, 2004 in the following state courts: California (five in San Francisco County, one in Los Angeles County, one in Santa Clara County and one in Humboldt County), Massachusetts (one in Essex County and one in Middlesex County), Florida (one in Broward County, one in Lee County, one in Miami Dane County and one in Collier County), West Virginia (one in Brooke County), Kansas (one in Johnson County), Michigan (one in Wayne County), North Carolina (one in Mecklenburg County and one in Guildford County), South Dakota (one in Pennington County and one in Minnehaha County), Arkansas (one in Hot Spring County) and Tennessee (three

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

in Davidson County), Vermont (two in Chittenden County), New York (one in New York County, one in Westchester County and one in Albany County), Minnesota (one in Hennepin County), Nebraska (one in Lancaster County), New Jersey (one in Hudson County), North Dakota (one in Cass County), Ohio (one in Cuyahoga County), Wisconsin (one in Monroe County and one in Dane County), Maine (one in York County) and Arizona (two in Maricopa County). Each of these state cases purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM during specified time periods commencing in or after 1999. The complaints allege violations of California‘s Cartwright Act, unfair competition law and unjust enrichment and seek treble damages in unspecified amounts, restitution, costs, attorneys‘ fees, and an injunction against the allegedly unlawful conduct. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California subsequently ordered that the then-pending California state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings. The Massachusetts Essex County, the North Carolina Mecklenburg County and the Florida Collier County and Broward County cases and one of the Tennesse Dane County cases were ordered transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated and consolidated pretrial proceedings as part of the MDL described above. After such transferral the plaintiffs dismissed the Massachusetts Essex County and Florida Collier County cases.

     In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission‘s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. The Company has reassessed the matter after its plea agreement with the DOJ and made an accrual as of September 30, 2004 for a probable minimum fine that may be imposed as a result of the Commission‘s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately estimate the amount of such actual fine. The Company is fully cooperating with the Commission in its investigation.

     In May 2004, the Canadian Competition Bureau advised the Company‘s U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act in the DRAM industry. No compulsory process (such as subpoenas) has been commenced. The Competition Bureau‘s inquiry is at a relatively early stage. The Company is cooperating with the Competition Bureau in its inquiry.

     In late 2004, the Company learned that a class proceeding had been commenced in the Canadian province of Quebec on behalf of a class of persons, who indirectly purchased DRAM, seeking damages in unspecified amounts in respect of activities which are the subject of the Company’s September 15, 2004 plea agreement with the DOJ.

     On October 1, 2004, the Company learned from press reports that a San Francisco law firm claimed to have filed a class action lawsuit against the Company in the U.S. District Court for the Northern District of California. The complaint alleges violations of the U.S. federal securities laws and seeks damages on behalf of a class of purchasers of Infineon Technologies AG publicly traded securities for the period from March 13, 2000 to July 19, 2004. Other press reports indicate that additional class action lawsuits have been filed in U.S. courts based on similar alleged violations of U.S. securities laws and on behalf of purchasers of the same securities for similar periods. Some class action lawsuits appear to extend this period to September 15, 2004. The Company has not yet been served with these complaints and will vigorously defend against allegations of U.S. securities laws violations.

     Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of December 31, 2004, the Company had accrued liabilities in the amount of €176 related to the antitrust investigations and related civil claims described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on the Company‘s results of operations and financial position.

     An adverse final resolution of the Rambus claims, the antitrust investigations or related civil claims and the securities class action lawsuits described above could result in substantial financial liability to, and other adverse effects upon, the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations or financial condition or cash flows.

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

     One of the Company‘s customers notified it on May 18, 2000 that the customer had received a letter from Rambus alleging that one of the components of its product violates Rambus‘ patents. The Company supplied this customer with the relevant component, and the customer has requested that the Company indemnify it for any damages it may incur as a result of Rambus‘ claims. The customer‘s notice to the Company does not specify any figure for such damages. Accordingly, the Company cannot predict at this time what the Company‘s exposure, if any, is likely to be if this customer‘s claim against the Company is found to be valid.

     On May 7, 2003, ProMOS filed arbitration proceedings against the Company seeking payment of approximately $36 million for DRAM products sold to the Company, damages in the amount of approximately $338 million for non-delivery of technology by the Company and an affirmative judgment that ProMOS be allowed to continue to use the technology already transferred by the Company. The Company filed counterclaims seeking a judgment that ProMOS be required to cease using the Company‘s technology and to pay damages of approximately $568 million after deduction of $36 million for DRAM products sold to the Company. On November 10, 2004 the Company and ProMOS reached an agreement regarding ProMOS' license of the Company's DRAM technology transferred to ProMOS. The S17 to S12 License Agreement of 2000, as now amended, remains in effect. ProMOS has been, and will continue to be, licensed to produce and sell products using the technology transferred by the Company, and to develop its own processes and products. As full consideration for the ongoing license for use of the Company’s technology, ProMOS will pay the Company $156 million in four instalments over a period through April 30, 2006, of which Infineon's accrued payable for DRAM products purchased from ProMOS of $36 million will be offset. As of December 31, 2004, the first instalment aggregating $70 was received by the Company. All claims (including litigations, arbitration or other complaints) raised by both sides have been withdrawn. The Company recognized the relevant license income in the first quarter of the financial year 2005 (see note 5).

     In late 2002, MOSAID Technologies Inc. (“MOSAID”) alleged that the Company is violating 11 DRAM-related U.S. patents of MOSAID. In December 2002, the Company filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that the Company does not violate such patents. On February 7, 2003, MOSAID filed a counter-suit opposing the Company‘s motion for declaratory judgment and seeking damages for the alleged patent infringement. On November 3, 2003 MOSAID announced that it has filed an amended counterclaim to add two new patents to its previous claims. This matter has since been consolidated under the federal multidistrict litigation rules with another lawsuit filed by MOSAID against Samsung in the U.S. District Court for the District of New Jersey. A Markman hearing on the patent claim construction was held at the end of January 2004 and a decision on the claim construction was issued on March 23, 2004. A trial will likely be scheduled in the U.S. District Court for the Northern District of California some time in 2005. The Company intends to vigorously defend itself against MOSAID‘s claims. An adverse final resolution could result in significant financial liabilities to, and other adverse effects upon, the Company, which would have a material adverse effect on the Company‘s business, results of operations and financial condition.

     The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company‘s financial position, although the final resolution of such matters could have a material effect on the Company‘s results of operations or cash flows in the year of settlement.

     In connection with the Company‘s formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens have conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

   Other Contingencies
     On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex that is to be constructed by MoTo south of Munich. The office complex will enable the Company to locate its employees, who are currently situated in various locations throughout Munich, in one central physical working environment. MoTo is responsible for the construction, which is expected to be completed in the second half of calendar year 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. Upon completion, the complex will be leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 in escrow, which is included in restricted cash as of December 31, 2004, and cannot be utilized by the lessor prior to occupation. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement will be accounted for as an operating lease, in accordance with SFAS No. 13,“Accounting for Leases”, with monthly lease payments expensed on a straight-line basis over the lease term. The agreement is subject to various conditions prior to commencement of the lease.

     The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of December 31, 2004, a maximum of €439 of these subsidies could be refundable.

     The Company has guarantees outstanding to external parties of €442 as of December 31, 2004. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries‘ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of December 31, 2004, such inter-company guarantees, principally relating to certain consolidated subsidiaries‘ third-party debt, aggregated €1,965, of which €1,340 relates to the convertible notes issued.

21.	Operating Segment and Geographic Information

     The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

     The Company operates primarily in four major operating segments, three of which are application focused: Automotive & Industrial, Wireline Communications and Secure Mobile Solutions; and one of which is product focused: Memory Products. Further, certain of the Company‘s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.

     During the three months ended December 31, 2004 the Company reorganized one of its businesses from the Other Operating segment to the Secure Mobile Solutions segment. Accordingly, the prior period‘s segment results have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

     The following tables present selected segment data for the three months ended December 31, 2003 and 2004:

	Three months ended
	December 31,

	2003	2004

Net sales
Automotive & Industrial	411	452
Wireline Communications	107	106
Secure Mobile Solutions	410	439
Memory Products	643	766
Other Operating Segments	47	51
Corporate and Reconciliation	5	2

Total	1,623	1,816

	Three months ended
	December 31,

	2003	2004

EBIT
Automotive & Industrial	47	50
Wireline Communications	(15)	(29)
Secure Mobile Solutions	14	2
Memory Products	57	196
Other Operating Segments	(5)	2
Corporate and Reconciliation	(28)	(10)

Total	70	211

     Certain items are included in corporate and reconciliation and are not allocated to the segments. These include certain corporate headquarters‘ costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. For the three months ended December 31, 2003 and 2004 corporate and reconciliation includes unallocated excess capacity costs of €19 and €5, respectively, and restructuring charges of €2 and €2, respectively.

     The following is a summary of operations by geographic area for the three months ended December 31, 2003 and 2004:

	Three months ended
	December 31,

	2003	2004

Net sales
Germany	415	380
Other Europe	275	316
North America	331	334
Asia / Pacific	510	665
Japan	76	85
Other	16	36

Total	1,623	1,816

     Revenues from external customers are based on the customers‘ billing location. Except for sales to Siemens, which are discussed in note 17, no single customer accounted for more than 10% of the Company‘s sales during the three months ended December 31, 2003 and 2004. Sales to Siemens are made primarily by the non-memory product segments.

     The Company defines EBIT as earnings before interest and taxes. The Company‘s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company‘s business and to evaluate its performance. The Company reports EBIT information because

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Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate business segments.

     EBIT is determined as follows from the statements of earnings, without adjustment to the U.S. GAAP amounts presented:

	Three months ended
	December 31,

	2003	2004

Net income	34	142
Adjust: Income tax expense	13	74
Interest expense (income), net	23	(5)

EBIT	70	211

     Effective January 1, 2005, the Company has simplified its organization to create shorter and faster decision paths across the entire Company, a stronger customer orientation, as well as greater efficiency and flexibility. The Mobile and Wireline Communication segments have been combined in the new Communication business group to reflect market developments. At the same time, the security and chip card activities have been integrated into the extended business group Automotive, Industrial and Multi-Market. The Company will report its results of operations under this new organizational structure starting with the second quarter of the 2005 financial year.

22.	Subsequent Events

     On January 11, 2005, the Company decided to terminate the agreement with Finisar dated October 11, 2004 (see note 4). On January 25, 2005, Finisar and the Company entered into a new agreement under which Finisar will acquire certain assets of the Company’s fiber optics business. Under the terms of the new agreement, the Company will receive 34 million shares of Finisar’s common stock (valued at approximately $50 million on January 25, 2005) as consideration for the sale of inventory, fixed assets and intellectual property associated with the design and manufacture of fiber optic transceivers. The Company will retain ownership of its remaining fiber optics businesses consisting of bi-directional fiber transmission (BIDI) components for Fiber-To-The-Home (FTTH) applications, parallel optical components (PAROLI) and plastic optical fiber (POF) components that are used in automotive applications. which will be reclassified from held for sale to held and used during the second quarter of financial year 2005, and are expected to be restructured. The reclassification of the retained fiber optic businesses into the held and used category will be measured at the lower of their carrying amount before they were classified as held for sale, adjusted for depreciation expense that would have been recognized had the retained fiber optic businesses been continuously classified as held and used, or the fair value of the assets at January 25, 2005. The Company is currently in the process of evaluating the impact that the new agreement with Finisar, the reclassification of the retained assets to held and used, and the related planned restructuring of the retained fiber optic businesses will have on its financial position and results of operations. The Company will also provide Finisar with contract manufacturing services under separate supply agreements for up to one year following the close. The transaction does not require shareholder or regulatory approval and closed on January 31, 2005. As a result of the transaction, the Company will have an equity interest in Finisar of approximately 13%.

     On January 25, 2005 Rambus announced that it had filed a patent infringement lawsuit in the U.S. District Court for Northern California against Hynix Semiconductor Inc., Hynix Semiconductor America Inc., Hynix Semiconductor Manufacturing America Inc., Infineon Technologies AG and its U.S. subsidiary, Nanya Technology Corp., Nanya Technology Corp. USA, and Inotera Memories Inc. Rambus said the filing charged that the defendants' DDR2 memory devices and GDDR2 and GDDR3 graphics memory devices infringe several of its patents. To date the Company has not been served with the complaint. The Company will review the claims of this new complaint and intends to vigorously defend itself against Rambus' new patent infringement claims.

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SUPPLEMENTARY INFORMATION (UNAUDITED)

Gross and Net Cash Position
     Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the U.S. GAAP amounts presented:

	September 30,	December 31,
	2004	2004

Cash and cash equivalents	608	957
Marketable securities	1,938	1,572

Gross Cash Position	2,546	2,529

Less: Short-term debt	571	551
Long-term debt	1,427	1,487

Net Cash Position	548	491

Free Cash Flow
     Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow is determined as follows from the condensed consolidated statements of cash flows, without adjustment to the U.S. GAAP amounts presented:

	Three months ended
	December 31,

	2003	2004

Net cash provided by operating activities	320	423
Net cash used in investing activities	(783)	(110)
There of: Purchase (sale) of marketable securities, net	400	(370)

Free cash flow	(63)	(57)

Backlog
     Most standard products, such as memory products, are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while more customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

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Dividends
     The Company has not declared or paid any dividend during the three months ended December 31, 2004.

Employees
     As of December 31, 2004, Infineon had approximately 36,000 employees worldwide, including approximately 7,300 engaged in Research and Development.

Management Board
     Effective December 1, 2004, Loh Kin Wah joined the Company’s management board with a five year term.

Submission of Matters to a Vote of Shareholders
     On January 25, 2005, the annual shareholders’ meeting through a majority of votes approved the following matters:

•	Approval of the acts of the members of the Managing Board during the financial year 2004.

•	Approval of the acts of the members of the Supervisory Board during the financial year 2004.

•	Appointment of auditors for the financial year 2005.

•	Elections to the Supervisory Board.

•	Approval of a domination and profit-and-loss transfer agreement between Infineon Technologies AG and Infineon Technologies Finance GmbH.

•	Amendments of the articles of association. A resolution was passed requiring that Company announcements be made in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) unless mandatory statutory provisions require them to be made in the printed version of the German Federal Gazette or in other media. In addition, a resolution was passed to clarify that every shareholder, by virtue of his or her involvement in the Company, has a duty to the Company and fellow shareholders to have due regard for the interests of fellow shareholders in the exercise of his or her rights, and must take due care in the event of legal dispute with the Company. Within that resolution it was presumed that the interests of the shareholders are not distinguishable from the Company’s interests, but rather they are economically equal. A shareholder that causes a loss to the Company causes a loss to his or her fellow shareholders. Furthermore, a resolution was passed, requiring that all disputes with the Company or its bodies that arise in connection with the involvement in the corporation are subject to German jurisdiction unless prohibited by German mandatory statutory provisions. This applies also in respect of disputes resulting from the shareholder’s investment and the acquisition, holding or surrender thereof, e.g. lawsuits arising out of capital markets and securities rules and regulations, including litigation brought by shareholders based on allegations of false information statements in public filings by the Company.

Supervisory Board Members
     The shareholders of the Company elected the following shareholder representatives as members of the Supervisory Board with a five year term:

•	Dr. Joachim Faber, Member of the Managing Board of Allianz AG, Munich.

•	Johannes Feldmayer, Member of the Managing Board of Siemens AG, Munich.

•	Dr. Stefan Jentzsch, Member of the Managing Board of Bayerische Hypo- und Vereinsbank AG, Munich.

•	Max Dietrich Kley, Member of the Supervisory Board of BASF AG, Ludwigshafen.

•	Prof. Dr. Renate Köcher, Managing Director of the Institut für Demoskopie Allensbach, Allensbach.

•	Prof. Dr. Doris Schmitt-Landsiedel, Professor of Electrical Engineering at the Technical University of Munich, Munich.

•	Prof. Dr. rer. nat. Martin Winterkorn, Chairman of the Managing Board of AUDI AG, Ingolstadt and Member of the Managing Board of Volkswagen AG, Wolfsburg.

•	Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer, Member of the Management Board of Siemens AG, Munich.

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     The shareholders of the Company also elected Dr. Eckhart Sünner, General Counsel at BASF AG, Ludwigshafen, as substitute member of the Supervisory Board.

     The following members left our supervisory board immediately following the annual general meeting on January 25, 2005:

•	Dr. h.c. Martin Kohlhausen, Chairman of the Supervisory Board of Commerzbank AG, Frankfurt.

•	Univ.-Prof. Dr.-Ing. Ingolf Ruge, Professor at the Technical University Munich, Munich.

•	Univ.-Prof. Dr.-Ing. Ingolf Ruge, Professor at the Technical University Munich, Munich.

Market for ordinary shares
     The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) and the Company is one of the DAX 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.

     Relative Performance of the IFX shares since October 1, 2002 (based on XETRA daily closing prices, indexed on September 30, 2002) is as follows:

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     Infineon share price performance and key data for the three months ended December 31, 2003 and 2004 was as follows:

	2003	2004	+/- in %

DAX
Beginning of the period	3,329.83	3,994.96	20%
High	3,965.16	4,261.79	7%
Low	3,276.64	3,854.41	18%
End of the period	3,965.16	4,256.08	7%

IFX closing prices in euros (Xetra)
Beginning of the period	11.29	8.49	(25%	)
High	13.65	9.00	(34%	)
Low	10.38	7.90	(24%	)
End of the period	11.02	7.98	(28%	)

IFX closing prices in U.S. dollars (NYSE)
Beginning of the period	13.27	10.63	(20%	)
High	15.70	11.74	(25%	)
Low	13.08	10.18	(22%	)
End of the period	13.85	10.90	(21%	)

Financial Calendar

Financial Period	Period end date	Results press release

Second quarter	March 31, 2005	April 26, 2005

Third quarter	June 30, 2005	July 26, 2005

Financial year	September 30, 2005	November 10, 2005

Publication date: February 1, 2005.

Contact information
Infineon Technologies AG
Investor Relations and Financial Communications
P.O. Box 80 09 49
81609 Munich, Germany

Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com

     Visit http://www.infineon.com/investor for an electronic version of this report and other information.

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Risk Factors
     As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations. Financial risks include our need to have access to sufficient capital and governmental subsidies. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

     These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.

     We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements
     This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

     These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, and our ability to achieve our cost savings and growth targets. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.

     These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading ‘‘Risk Factors’’ in the Infineon Form 20-F annual report.